EXHIBIT 99.1

QuarterlyReport to Shareholders

TransCanada Reports Increase in Second Quarter Results,
Comparable Earnings to $357 Million or $0.51 Per Share
Funds Generated from Operations of $955 Million

Calgary, Alberta – July 26, 2013 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada or the Company) today announced comparable earnings for second quarter 2013 of $357 million or $0.51 per share, compared to $300 million or $0.43 per share for the same period in 2012. Net income attributable to common shares for second quarter 2013 was $365 million or $0.52 per share. TransCanada’s Board of Directors also declared a quarterly dividend of $0.46 per common share for the quarter ending September 30, 2013, equivalent to $1.84 per common share on an annualized basis.

“All three of our business segments generated strong results during the second quarter,” said Russ Girling, TransCanada’s president and chief executive officer.  “Higher power prices in Alberta, an increase in capacity prices in New York, the return to an eight unit site at Bruce Power and a higher Canadian Mainline allowed return on equity all contributed to a significant increase in earnings when compared to the same period last year.  We were also pleased by the significant shipper interest in our Energy East Pipeline project, which would transport crude oil from western Canada to eastern Canadian markets and add to our existing $26 billion portfolio of commercially secured projects that are targeted for completion by the end of the decade.”

Over the next three years, subject to required approvals, we expect to complete $13 billion of projects that are currently in advanced stages of development.  They include the Gulf Coast Project, Keystone XL, the Keystone Hardisty Terminal, the initial phase of the Grand Rapids Pipeline, the Heartland Pipeline and TC Terminals projects, the Tamazunchale Pipeline Extension, the acquisition of nine Ontario Solar projects and ongoing expansion of the NGTL System.

We have also commercially secured an additional $13 billion of long-life, contracted energy infrastructure projects that are expected to be placed into service in 2016 and beyond.  They include the Coastal GasLink and Prince Rupert Gas Transmission projects that would move natural gas to Canada’s West Coast for liquefaction and shipment to Asian markets, the Topolobampo and Mazatlan Gas Pipeline projects in Mexico, completion of the Grand Rapids and Northern Courier oil pipeline projects in Northern Alberta, and the Napanee Generating Station in Eastern Ontario.  TransCanada expects these projects to generate predictable, sustained earnings and cash flow.

Highlights

(All financial figures are unaudited and in Canadian dollars unless noted otherwise)
•	Second quarter financial results
o	Net income attributable to common shares of $365 million or $0.52 per share
o	Comparable earnings of $357 million or $0.51 per share
o	Comparable earnings before interest, taxes, depreciation and amortization (EBITDA) of $1.1 billion
o	Funds generated from operations of $955 million
•	Declared a quarterly dividend of $0.46 per common share for the quarter ending September 30
•	Construction on the US$2.3 billion Gulf Coast Project, excluding the Houston Lateral, is now 85 per cent complete
•	Comment period on the U.S. Department of State (DOS) Draft Supplemental Environmental Impact Statement for the Keystone XL Pipeline closed on April 22
•	Concluded Energy East open season to obtain firm commitments for a pipeline to transport crude oil from western receipt points to eastern Canadian markets
•	For the first time in two decades, Bruce Power is operating as an eight unit site with the return of Unit 4 on April 13 and the recent restart of Units 1 and 2
•	Acquired the first of nine Ontario Solar projects for $55 million on June 28
•	Sold a 45 per cent interest in each of GTN and Bison to TC PipeLines, LP for US$1.05 billion on July 2

Comparable earnings for second quarter 2013 were $357 million or $0.51 per share compared to $300 million or $0.43 per share for the same period in 2012.  Higher earnings from the Canadian Mainline, Western Power, Bruce Power and U.S. Power were partially offset by lower contributions from U.S. Natural Gas Pipelines.

Net income attributable to common shares for second quarter 2013 was $365 million or $0.52 per share compared to $272 million or $0.39 per share in second quarter 2012.

Notable recent developments in Oil Pipelines, Natural Gas Pipelines, Energy and Corporate include:

Oil Pipelines:

•
Gulf Coast Project:  We are constructing a 36-inch pipeline from Cushing, Oklahoma to the U.S. Gulf Coast and expect to begin delivering crude oil to Port Arthur, Texas at the end of 2013. Construction is approximately 85 per cent complete and we estimate the cost of the Cushing to Port Arthur facilities to be US$2.3 billion.

Construction of the 76 kilometre (km) (47 mile) Houston Lateral pipeline to transport crude oil to Houston refineries is expected to be complete in 2014 at a cost of US$300 million.

The Gulf Coast Project will have a capacity of up to 700,000 barrels per day (bbl/d).

•
Keystone XL:  On March 1, 2013, the DOS released its Draft Supplemental Environmental Impact Statement for the Keystone XL Pipeline. The impact statement reaffirmed that construction of the proposed pipeline from the U.S./Canada border in Montana to Steele City, Nebraska would not result in any significant impact to the environment. The DOS continues to review submissions on the impact statement that it received during a public comment period that ended on April 22, 2013. Once the DOS has completed its review, it is anticipated it will issue a Final Supplemental Environmental Impact Statement and then consult with other government agencies and provide an additional opportunity for the public to comment during a National Interest Determination period of up to 90 days, before making a decision on our Presidential Permit application.

We anticipate the pipeline to be in service approximately two years following the receipt of the Presidential Permit. The US$5.3 billion cost estimate will increase depending on the timing of the permit. As of June 30, 2013, we had invested US$1.9 billion in the project.

•
Energy East Pipeline:  On June 17, 2013, we concluded an open season to obtain firm commitments for a pipeline to transport up to 850,000 bbl/d of crude oil from western receipt points to eastern Canadian markets and are currently reviewing the results.

The Energy East Pipeline project involves converting natural gas pipeline capacity in approximately 3,000 km (1,870 miles) of our existing Canadian Mainline to crude oil service and constructing up to approximately 1,400 km (870 miles) of new pipeline.

We have begun Aboriginal and stakeholder engagement and associated field work as part of our initial design and planning. If we determine that there is sufficient commercial support for the project, we will apply for regulatory approval to build and operate the facilities, with a potential in-service date of late 2017.

•
Heartland Pipeline and TC Terminals:  On May 2, 2013, we announced we had secured binding long-term shipping agreements to build, own and operate the proposed Heartland Pipeline and TC Terminals projects.

The proposed projects will include a 200 km (125 mile) crude oil pipeline connecting the Edmonton region to facilities in Hardisty, Alberta, and a terminal facility in the Heartland industrial area north of Edmonton.  We anticipate the pipeline could transport up to 900,000 bbl/d, while the terminal is expected to have storage capacity for up to 1.9 million barrels of crude oil.  These projects together have a combined cost estimated at $900 million and are expected to come into service during the second half of 2015.

On May 30, 2013, we filed a permit application for the terminal facility with the Alberta Energy Regulator and we expect to file an application for the pipeline later in 2013.

•
Northern Courier Pipeline:  On April 25, 2013, we filed a permit application with the Alberta Energy Regulator after completing the required Aboriginal and stakeholder engagement and associated field work.  We continue to work with the Fort Hills Energy Limited Partnership on the development of this project.

•
Grand Rapids Pipeline: On May 23, 2013, we filed a permit application with the Alberta Energy Regulator after completing the required Aboriginal and stakeholder engagement and associated field work.  The Grand Rapids Pipeline system will be the first pipeline to connect the growing oil sands region west of the Athabasca River to the Edmonton/Heartland region and will be capable of moving up to 900,000 bbl/d of crude oil and 330,000 bbl/d of diluent.

Natural Gas Pipelines:

•
National Energy Board (NEB) decision on the Canadian Restructuring Proposal:   On March 27, 2013, the NEB issued its decision on our application to change the business structure and the terms and conditions of service for the Canadian Mainline.  The decision significantly alters the regulatory framework that has formed the basis for more than $10 billion of regulated pipeline investment over the last sixty years.

On May 1, 2013, we filed an application for a review and variance of the decision and order.  The NEB dismissed the review and variance application on June 11, 2013, and released its reasons for dismissal on July 22, 2013.  The NEB did, however, recognize that certain changes proposed by TransCanada to the Canadian Mainline’s tariff should be considered as a separate application through an oral hearing process that will commence on September 3, 2013.

We are effectively operating under the new framework set out by the NEB in its decision as of July 1.  We have submitted the tariff change application and will manage that process through the oral hearing and await a decision on those changes.

•
NGTL System:  We continue to expand the NGTL System and have placed $700 million of new facilities into service in 2013. We have applied and received approval from the NEB for an additional $130 million of new facilities.  To date in 2013, we have applied for an additional $145 million of facilities, which remain subject to NEB approval, and are planning regulatory applications for further expansion into British Columbia (B.C.), which we estimate will cost between $1.0 billion and $1.5 billion, to connect and transport new gas supply that will be delivered to the Prince Rupert Gas Transmission Project as well as other markets served by the NGTL System.  In third quarter 2013, we expect to begin an open season to provide delivery service through a transportation by others arrangement on Coastal GasLink to Vanderhoof, B.C.

•
Prince Rupert Gas Transmission Project:  The B.C. Environmental Assessment Office issued its Section 10 Order in June 2013 indicating that the project is reviewable and requires an environmental assessment certificate.  The Canadian Environmental Assessment Agency (CEAA) initiated the public comment period with respect to the project in June 2013.

•
Coastal GasLink: We are currently focused on community, landowner, government and First Nations engagement as the project advances through the regulatory process with the B.C. Environmental Assessment Office and the CEAA.

Energy:

•
Bruce Power:  Bruce Power returned Unit 4 to service on April 13, 2013 after completing an expanded life extension outage program which began in August 2012. It is anticipated that this investment will allow Unit 4 to operate until at least 2021.  With the return of Unit 4 and the restart of Units 1 and 2, Bruce Power is now operating an eight unit site for the first time in two decades and is capable of generating 6,200 megawatts (MW) of emission-free electricity.  No further maintenance outages are planned at Bruce Power for the remainder of 2013.

•
Sundance A: TransAlta previously announced that it expected Sundance A Units 1 and 2 to be returned to service in the fall of 2013.  They subsequently reported an earlier return to service for Unit 1 of July 31, 2013.  TransAlta has not announced any change in the return to service date for Unit 2.  Combined, Units 1 and 2 are capable of generating 560 MW.

•
Ontario Solar:  In late 2011, we agreed to buy nine Ontario solar projects (combined capacity of 86 MW) from Canadian Solar Solutions Inc. for approximately $470 million.  On June 28, 2013, we acquired the first project for $55 million which has a capacity of 10 MW.  We expect to close the acquisition of the remaining projects in 2013 and 2014, subject to satisfactory completion of the related construction activities and regulatory approvals.  All power produced will be sold under 20-year power purchase arrangements with the Ontario Power Authority.

•
Bécancour: In June 2013, Hydro-Québec notified us that it would exercise its option to extend the agreement to suspend all electricity generation from the Bécancour power plant through 2014. Under the suspension agreement, Hydro-Québec has the option, subject to certain conditions, to extend the suspension every year until regional electricity demand levels recover. We continue to receive capacity payments while generation is suspended.

Corporate:

•
Our Board of Directors declared a quarterly dividend of $0.46 per share for the quarter ending September 30, 2013 on TransCanada’s outstanding common shares.  The quarterly amount is equivalent to $1.84 per common share on an annual basis.

•
On July 2, 2013, we completed the sale of a 45 per cent interest in each of Gas Transmission Northwest LLC (GTN) and Bison Pipeline LLC (Bison) to our master limited partnership, TC PipeLines, LP, for an aggregate purchase price of US$1.05 billion which includes US$146 million for 45 per cent of GTN's debt.  The proceeds from the sale will contribute to funding a portion of our capital program.  The transaction demonstrates one of the many financing options available to us as we execute on our unprecedented growth portfolio.

In May 2013, TC PipeLines, LP completed a public offering of 8,855,000 common units at a price of US$43.85 per unit, resulting in gross proceeds of approximately US$388 million.  We invested US$8 million to maintain our two per cent general partnership interest and did not purchase any additional common units.  Upon completion of this offering, our ownership interest in TC PipeLines, LP decreased from 33.3 per cent to 28.9 per cent.

In July 2013, TC PipeLines, LP entered into a five-year, US$500 million term loan, maturing July 2018. The proceeds from the term loan were used to partially finance the acquisition of the 45 per cent interest in GTN and Bison.

•	In July 2013, we issued US$500 million of three-year LIBOR-based floating rate notes maturing on June 30, 2016, bearing interest at an initial annual rate of 0.95 per cent.

Also in July 2013, we issued $450 million and $300 million of medium term notes maturing on July 19, 2023 and November 15, 2041, respectively, and bearing interest at 3.69 and 4.55 per cent per annum, respectively.

The net proceeds of these offerings are intended to be used for general corporate purposes and to reduce short-term indebtedness which was used to fund a portion of our capital program.

Teleconference – Audio and Slide Presentation:

We will hold a teleconference and webcast on Friday, July 26, 2013 to discuss our second quarter 2013 financial results.  Russ Girling, TransCanada president and chief executive officer and Don Marchand, executive vice-president and chief financial officer, along with other members of the TransCanada executive leadership team, will discuss the financial results and Company developments at 9:00 a.m. (MDT) / 11:00 a.m. (EDT).

Analysts, members of the media and other interested parties are invited to participate by calling 866.507.1212 or 416.695.6616 (Toronto area). Please dial in 10 minutes prior to the start of the call. No pass code is required. A live webcast of the teleconference will be available at www.transcanada.com.

A replay of the teleconference will be available two hours after the conclusion of the call until midnight (EDT) on August 2, 2013.  Please call 800.408.3053 or 905.694.9451 and enter pass code 1924325.

The unaudited interim Consolidated Financial Statements and Management’s Discussion and Analysis (MD&A) are available on SEDAR at www.sedar.com, with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov/info/edgar.shtml and on the TransCanada website at www.transcanada.com.

With more than 60 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with more than 400 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 11,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com or check us out on Twitter @TransCanada or http://blog.transcanada.com.

Forward Looking Information
This news release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as “anticipate”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “intend” or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management’s assessment of TransCanada’s and its subsidiaries’ future plans and financial outlook.  All forward-looking statements reflect TransCanada’s beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance.  Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to TransCanada’s Quarterly Report to Shareholders dated July 25, 2013 and 2012 Annual Report on our website at www.transcanada.com or filed under TransCanada’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Non-GAAP Measures
This news release contains references to non-GAAP measures, including comparable earnings, EBITDA, funds generated from operations and comparable earnings per share, that do not have any standardized meaning as prescribed by U.S. GAAP and therefore are unlikely to be comparable to similar measures presented by other companies.  These non-GAAP measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable.  For more information on non-GAAP measures, refer to TransCanada’s Quarterly Report to Shareholders dated July 25, 2013.

TransCanada Media Enquiries:
Shawn Howard/Grady Semmens
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Lee Evans
403.920.7911 or 800.361.6522